Date of Request: April 10, 2019

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Neon Bloom, Inc.
Registration Statement on Form 10-12G
File No. 000-56029

Ladies and Gentlemen:

Neon Bloom, Inc., Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrants registration statement on Form 10-12-G (File No. 000-56029), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on February 22, 2019.

The Registrant submits this request for withdrawal in order to not go effective with outstanding comments.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to Registrant’s CEO, Douglas DiSanti doug@neonbloominc.com via email. If you have any questions with respect to this matter please contact Douglas DiSanti at (631) 991-5461.

Neon Bloom, Inc.

By /s/ Douglas DiSanti

Douglas DiSanti, CEO

Neon Bloom, Inc.